Exhibit 77(c)

                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

An annual meeting of shareholders was held on June 15, 2004 to approve the following:

1. Elect nine members of the Board of Trustees to represent the interests of the holders of Common Shares of the Trust until the election and qualification of their successors.

                                              Shares voted against
      Proposal            Shares voted for         or withheld       Total Shares Voted
      --------            ----------------         -----------       ------------------
   Paul S. Doherty        117,790,258.7230       2,558,076.9320       120,348,335.6550
  J. Michael Earley       117,897,099.0500       2,451,236.6050       120,348,335.6550
R. Barbara Gitenstein     117,787,358.8100       2,560,976.8450       120,348,335.6550
 Thomas J. McInerney      117,807,436.4660       2,540,899.1890       120,348,335.6550
  David W.C. Putnam       117,655,942.3280       2,692,393.3270       120,348,335.6550
   Blaine E. Rieke        117,747,937.0380       2,600,398.6170       120,348,335.6550
   John G. Turner         117,870,512.7710       2,477,822.8840       120,348,335.6550
  Roger B. Vincent        117,888,750.9560       2,459,584.6990       120,348,335.6550
Richard A. Wedemeyer      117,806,443.7830       2,541,891.8720       120,348,335.6550

2. Elect two members of the Board of Trustees to represent the interests of the holders of Auction Rate Cumulative Preferred Shares - Series M, T, W, TH, and F of the Trust - until the election and qualification of their successors.

                                      Shares voted against
  Proposal        Shares voted for        or withheld         Total Shares Voted
  --------        ----------------        -----------         ------------------
Walter H. May         17,399.00               47.00               17,446.0000
 Jock Patton          17,396.00               50.00               17,446.0000